Mail Stop 3720

September 27, 2007

By U.S. Mail and facsimile to (651) 704-4412

Frank Russomanno
Chief Executive Officer
Imation Corporation
1 Imation Place
Oakdale, MN 55128

> **Re:** **Imation Corp.**
> **Definitive Schedule 14A**
> **Filed March 21, 2007**
> **File No. 1-14310**

Dear Mr. Russomanno:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 18

1.   Please disclose more specifically the roles of both of your compensation
        consultants in your compensation processes and decisions. For example, disclose
        the material elements of the instructions or directions you provided each
        consultant with respect to the performance of the consultant's duties. See
        Regulation S-K Item 407(e)(3)(iii).

2.   You disclose on page 19 that, in "ensuring the appropriate mix of compensation
        linked to individual and corporate performance," the compensation committee
        seeks the advice and input of the compensation consultant which "compares the
        compensation of executive officers at Imation to a group of peer companies
        approved by the Committee." Throughout your Compensation Discussion and
        Analysis, you also refer to base salaries, bonuses and equity awards paid by your
        peer group as considerations in the committee's or the board's determination of
        your named executive officers' base salaries, bonuses and equity awards. As it
        appears that the committee's use of the market information may be benchmarking
        for purposes of Regulation S-K Item 402(b)(2)(xiv), please identify the
        benchmarked companies. Provide specific benchmark targets for total and
        individual elements of compensation. Please disclose the actual compensation as
        a percentile of the peer group data and, where the actual percentile differs from
        the target, explain why.

3.   You disclose on page 19 that, in determining compensation, the compensation
        committee considers "all elements of an executive's compensation package" and
        that you use "base salary to recognize individual performance, level of
        responsibility and scope and complexity of the position of the executive officers."
        On page 21, you make similar statements about the individually-tailored
        considerations the compensation committee makes in determining equity awards,
        and you disclose on page 22 that "reward[ing] performance" was a factor for the
        committee's determination to increase 2006 compensation in some manner.
        Throughout your Compensation Discussion and Analysis, please disclose more
        specifically how the committee's consideration of these individual performance,
        subjective and other mentioned factors resulted in the amounts each officer earned
        for each compensation element for the last completed fiscal year. See Regulation
        S-K Item 402(b)(2)(vii).

4.   The summary compensation table on page 26 and other disclosure in
        Compensation Discussion and Analysis show that Mr. Henderson's salary and
        equity compensation each are significantly higher than the other named executive
        officers' salary and equity compensation. Please discuss the reasons for the
        differences in the amounts of compensation awarded to the named executive
        officers so that it is apparent whether the disparities reflect material differences in

your policies or decision-making regarding the executives' compensation. See Section II.B.1 of Securities Act Release No. 33-8732A.

5.   You describe various severance payment arrangements you have with the named executive officers on page 23 and in the section starting on page 33. Please discuss how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the various employment agreements and change of control arrangements. Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.

Compensation of Executive Officers, page 26

Employment and Severance Agreements, page 33

6.   Please summarize the pertinent definitions of "change of control" so that shareholders may understand when payment provisions will be triggered.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel